





Mainstem Malt
Published by Later ·
April 15 at 10:03 AM ·

As of this morning (4/15) at 6am Pacific Time, our first equity crowdfund campaign is now LIVE on Wefunder!

www.wefunder.com/mainstem.malt

Mainstem For All is a crowdsourced approach to raise a new wave of growth capital for Mainstem Malt, from hundreds-if-not-thousands of investors of all kinds.

Beyond raising money to help launch the Mainstem brand to its true potential, the campaign serves as a key part of our strategy to increase our diversity of ownership, and to buil...
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